Mississippi Plaza
201 N. Harrison St.
Davenport, IA 52801-1939
www.lee.net
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

February 23, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Ms. Cvrkel:

The following is in response to your February 8, 2006 letter.

The Company intends to make all changes described herein in future filings. Unless otherwise noted, the changes will occur in the Form 10-K for the year ending September 30, 2006.

Comment 1

The Company is routinely subject to Federal income tax audits and audits from states (it currently operates in 23 states) where it conducts, or formerly conducted, business. Several audits are routinely ongoing, as is true at the present time. In addition, the sale of its broadcast operations in 2001 created substantial gains, further raising the level of attention focused on the Company, especially by the various states.

The majority of the Company’s tax issues tend to be centered around the acquisition or sale of businesses, often related to the apportionment of earnings using the differing formulas of each state. Certain of the Company’s tax contingency issues within a given state are recurring, and subject to negotiation with the various taxing authorities during each audit cycle.

The Company’s policy is to record liabilities for tax contingencies that are based on its historical experience in such matters, including past tax adjustments for the same or similar issues, the risk factors involved in positions taken, proposed adjustments advanced by the various taxing authorities, the advice of experts, including legal counsel, as to the probability of success based on their experience with the Company’s facts and in similar situations, and other factors. The Company believes this approach meets the probability and estimation tests of FASB 5. The Company is also aware of the FASB’s initiative with regard to uncertain tax positions, but has not yet adopted such an approach.

The key issue, of course, is the need for estimation under FASB 5. When the litigation or settlement of such matters has an impact on the Company’s effective income tax rate, such impact is disclosed in Management’s Discussion and Analysis in its periodic filings and, if appropriate, in the Notes to the Consolidated Financial Statements.

The amount of pending audit issues for which an amount has been reserved is approximately $4.4 million, or approximately $2.8 million after reduction for the related Federal income tax benefit. Appropriate reserves have been accrued for these assessments based on the criteria described above. The Company has other exposures not yet subject to audit or where audits are incomplete, certain of which are reserved and none of which are individually significant.

Comment 2

The Company appreciates the Staff’s reconsideration of its presentation of equity in earnings of associated companies. The changes requested by the Staff in the February 8, 2006 letter have been implemented, beginning with the Form 10-Q for the three months ended December 31, 2005.

Comment 3

The Company engaged Bearing Point, Inc. to assist in the comprehensive valuation of the tangible and intangible assets of Pulitzer, including a determination of the estimated useful lives of intangible assets. The Company utilized the requirements of FASB 142 in its valuation process, including use of historical attrition information, as well as expected future revenue growth from existing advertisers, and operating margins generated from such advertisers.

For your information, advertising revenue represents more than 75% of the total revenue of a newspaper. As a result, the expected use of the advertising asset relationship is paramount to the future success of the business. In all of the Pulitzer locations, the acquired newspaper is the only, or at a minimum, the primary daily newspaper in the market area. This position makes newspapers an important vehicle for advertising by businesses with national scope, such as Target or Home Depot, as well as area businesses, such as real estate brokers, auto dealers, grocers, other retailers and more. This is especially true in the St.

Louis market, and mid-size and smaller markets characteristic of the Company’s locations, that do not have the same degree of penetration of competing media as larger metropolitan markets, such as New York or Chicago.

Advertiser relationships, over the last several years, have also been extended to include online advertising on the newspapers’ local websites, further increasing the value of the relationship to the Company and the advertiser.

Many relationships with advertisers are subject to annual or other contracts, which are routinely renewed, without substantial cost or material modification, other than routine price and volume changes. Maintenance expenditures are not a factor.

The Company will supplementally provide a copy of the report of Bearing Point, Inc. to the Staff.

Comment 4

While we appreciate the Staff’s attention to detail and complete disclosure, the Company does not believe the materiality of this transaction warrants further disclosure.

Comment 5

The Company agrees with the recommendations of the Staff and will comply in future filings on Form 8-K, to the extent the information requested is available at the time of filing.

* * * *

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer

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